December 8, 2010

VIA EDGAR

John Cash
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Strategic Diagnostics Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2010
File No. 0-22400

Dear Mr. Cash:

This letter sets forth the response of Strategic Diagnostics Inc. (the “Company”) to the Staff’s comments to the above-referenced filings, which were transmitted to the Company by letter dated November 8, 2010.  This response letter is being filed via EDGAR in accordance with the rules and regulations of the United States Securities and Exchange Commission (“Commission”).

Set forth below are the Staff’s comments, indicated in italics, together with the responses thereto by the Company. All capitalized terms used but not defined in this letter have the meanings ascribed to them in the Company’s Form 10-K for the fiscal year ended December 31, 2009.

Form 10-K for the fiscal year ended December 31, 2009

Proprietary Technology and Patents, page 9

1.	In future filings, discuss the importance of the listed patents to Strategic Diagnostics, and state the duration or term of the listed patents. See Item 101 (c)(1)(iv) of Regulation S-K.

The Company will comply with the Staff’s comment in future filings.

Results of Operations, page 19

2.
In future filings, please ensure that you discuss the trends, events, and uncertainties that have impacted your results of operations in sufficient detail so that investors can assess the impact of these items on your operations and the likelihood that they will continue.  For example, you attribute the 18% decline in sales of Ag-GMO products in 2009 primarily to decreased demand for the company’s testing products in Brazil, but you do not explain the reason for this decreased demand.  We also note that sales of the Ag-GMO products declined 6% in 2008 due to a “shrinking marketplace for products that detect genetic traits in grain and seed,” but it is unclear what is causing the marketplace to shrink or whether this is a trend that may continue.  Finally, in your Form 10-Q for the quarter ended June 30, 2010, you state that sales of monoclonal products increased 41% and that this was due to increased sales to the company’s customers in the biopharma and antibody catalog industries, but you do not provide information necessary for investors to understand why sales to these customers increased or whether this is likely to continue.

The Company will comply with the Staff’s comment in future filings.

Liquidity and Capital Resources, page 21

3.
We note that you had capital expenditures ranging from $929,000 in 2008 to $499,000 in 2009.  In future filings, please ensure that you discuss your material commitments for capital expenditures as of the end of the fiscal period.

The Company will comply with the Staff’s comment in future filings.

Directors, Executive Officers and Corporate Governance, page 27

4.	In future filings, describe clearly the business experience of Mr. Kevin J. Bratton during the past five years. See Item 401(e)(1) of Regulation S-K.

The Company will comply with the Staff’s comment in future filings.

Exhibits

5.
Disclosure on page 22 of the Form 10-K states that the credit agreement was amended on August 12, 2009.  It does not appear that you have filed the amendment as an exhibit.  See Item 601(b)(10) of Regulation S-K, and file the amendment as an exhibit in your next periodic report or in a Form 8-K.

The Company will comply with the Staff’s comment in its next periodic report.

6.	Several of your exhibits do not appear to have been filed with the reports from which you are incorporating them by reference. Please advise, and revise in future filings to address the following:

■
Exhibit 10.18.  You incorporated this agreement by reference to Form 10-Q for the quarter ended March 31, 1996.  This agreement is not filed, however, as an exhibit to the Form 10-Q for the quarter ended March 31, 1996.

■
Exhibit 10.21.  You incorporated this agreement by reference to the Form 10-K for the fiscal year ended December 31, 1996.  This agreement is not filed, however, as an exhibit to the Form 10-K filed for the fiscal year ended December 31, 1996.

■
Exhibits 10.27, 10.28 and 10.29.  You incorporated these agreements by reference to the Form 8-K filed March 15, 1999.  These agreements were filed, however, as exhibits to the Form 10-Q filed August 11, 2000.

■
Exhibits 10.34.  You incorporated this agreement by reference to the Form 10-Q for the quarter ended September 30, 2009, as amended.  This agreement was filed, however, as an exhibit to the Form 10-Q for the quarter ended September 30, 2009.

With respect to Exhibits 10.18 and 10.21, the Company will file those reports as exhibits to its next periodic report.  With respect to Exhibits 10.27, 10.28, 10.29 and 10.34, the Company will correct the references in future periodic reports to accurately reference the periodic reports with which those exhibits have been filed.

Exhibit 21.1

7.	You indicated that the exhibit is filed with the Form 10-K, but the exhibit is not filed with the Form 10-K. Please revise in future filings.

The Company will comply with the Staff’s comment in future filings.

Definitive Proxy Statement of Schedule 14A

Board Leadership Structure, page 12

8.
Your disclosure in this section should specifically discuss the current leadership structure of your board and why you have determined that the leadership structure of the board is appropriate, given your specific circumstances.  For example, you should disclose, if true, that different people serve as your “lead director” and your principal executive officer, and explain why this structure is appropriate for your company at this time.  You should also elaborate on the extent of the board’s role in risk oversight and the effect that this role has on the board’s leadership structure.  Please revise in future filings, and provide a sample of what your disclosure would have looked like in your 2010 proxy statement in response to this comment.

The Company will comply with the Staff’s comment in future filings by providing disclosure substantially as set forth below.  The Company notes that it did disclose in its 2010 Proxy Statement that different people serve as the Company’s Lead Director (Richard van den Broek) and Chief Executive Officer (Francis M. DiNuzzo)

As requested, the following is a sample of what the Company’s disclosure would have looked like in its 2010 Proxy Statement in response to the Staff’s comment:

Board Leadership Structure

The Board of Directors may determine from time to time what leadership structure works best for the Company, including whether the same individual should serve both as our Chairman and our Chief Executive Officer. In addition, the Board of Directors may choose to have a Lead Independent Director.  To this point, our Board of Directors has always had a leader (either a Chairman or a Lead Independent Director) who has been independent of management.  Prior to his departure from the Board in May 2009, Mr. Wrenn served as Board Chairman since 1992.  Upon Mr. Wrenn’s departure from the Board, Mr. van den Broek undertook his current role as the Lead Independent Director.

The Board believes that separating the Company’s management and Board leadership function is most appropriate for the Company in that the Lead Independent Director is able to provide effective leadership for our independent directors, while also enhancing the ability of the Board of Directors to provide independent oversight of the Company’s operations from a risk management standpoint.  The Board believes that having a Lead Independent Director enhances the ability of non-management directors to raise issues and concerns for Board consideration without immediately involving management, thereby fostering an environment in which risks can be identified and discussed in an independent and objective manner.  To augment the Board’s risk oversight function, management and members of the Company’s financial department periodically report to the Audit Committee and the Board of Directors on their assessment of risks facing the Company and mitigation activities designed to facilitate the maintenance of risk within acceptable levels.

In addition, the Board of Directors receives strong leadership from all of its independent members.  The independent directors meet in executive session on a periodic basis in connection with regularly-scheduled meetings of the full Board of Directors, as well as in their capacity as members of our Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee.  All of our directors take active roles in the activities of our Board of Directors at meetings of the full Board.  The Board believes that this open structure facilitates a strong sense of responsibility among our directors, as well as active and effective oversight by the independent directors of our operations and strategic initiatives, including the risks that may be attendant thereto.  All members of our Board are able to propose items for inclusion on Board meeting agendas, and our Board meetings include time for discussion of items not on the formal agenda.

Executive Compensation, page 14

9.
We note that you have not included any disclosure to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.

The Company notes that the initial sentence of Item 402(s) of Regulation S-K provides (emphasis added):  “To the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, discuss the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.”

In preparing the Proxy Statement, both the Company’s Compensation Committee and members of its management considered whether the Company’s compensation policies and practices for its employees were reasonably likely to have a material adverse effect on the registrant.  While, as disclosed in the 2010 Proxy Statement, the Company’s compensation practices do include a variable pay program involving the potential payment of both cash and equity awards based upon the achievement of established goals (which for 2009 were linked directly to the achievement of overall revenues and profitability), the Compensation Committee and management both concluded that neither the variable pay program nor other components of the Company’s compensation practices were reasonably likely to have a material adverse effect on the Company.

However, the Company intends to undertake this analysis again in preparing the Compensation Discussion & Analysis portion of its 2011 Proxy Statement, and will give careful consideration to whether the compensation policies and practices for 2010 would merit discussion under Item 402(s) in the 2011 Proxy Statement.

Thank you for your consideration. If you have any further questions or comments, please address them to the undersigned at (302) 456-6789.

Sincerely,

STRATEGIC DIAGNOSTICS INC.

By:	/s/ Kevin J. Bratton
Kevin J. Bratton
Chief Financial Officer

cc:  Justin W. Chairman, Esquire (via e-mail)